FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding placing of new H shares under general mandate by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on November 13, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia) or in any other jurisdiction in which such publication would be prohibited by applicable law. In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information regarding the issuer and management as well as financial information. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

PLACING OF NEW H SHARES UNDER GENERAL MANDATE

Sole Placing Agent

The Board is pleased to announce that on 12 November 2015, the Company and the Sole Placing Agent entered into the Placing Agreement pursuant to which the Company agreed to issue the Placing Shares, and the Sole Placing Agent agreed, as the agent of the Company, to procure Placees on a fully underwritten basis to subscribe for the Placing Shares at the Placing Price and on the terms and subject to the conditions set out in the Placing Agreement. The Placing Shares will be allotted and issued pursuant to the General Mandate and will be allotted to six to ten Placees.

On the assumption that all Placing Shares are fully placed, the aggregate gross proceeds from the Placing are expected to be approximately HK$5,710 million and the aggregate net proceeds (after deduction of the fees, commissions and expenses) from the Placing are expected to be approximately HK$5,687 million. The net proceeds from the Placing are intended to be used for repaying the bank loans and supplementing the working capital of the Company. The 780,000,000 H Shares to be placed under the Placing Agreement represent approximately 19.90% of the existing number of H Shares in issue (being 3,920,383,440 H Shares as at the date of this announcement) and approximately 5.13% of the number of total issued Shares and approximately 16.59% of the number of H Shares as enlarged by the allotment and issue of the Placing Shares. The nominal value of each Placing Share under the Placing will be RMB1.00, and the aggregate nominal value of the Placing Shares under the Placing will be RMB780,000,000.

The Placing Price represents:

(a)  a discount of approximately 16.6% to the average closing price of approximately HK$8.78 per H Share as quoted on the Stock Exchange for the last thirty consecutive trading days up to and including 12 November 2015, being the last trading day before the publication of this announcement;

(b)  a discount of approximately 10.1% to the average closing price of the H Shares of approximately HK$8.14 per H Share quoted on the Stock Exchange for the last five consecutive trading days up to and including 12 November 2015; and

(c)  a discount of approximately 9.5% to the closing price of HK$8.09 per H Share as quoted on the Stock Exchange on 12 November 2015.

As Completion is subject to the satisfaction of certain conditions precedent and the Sole Placing Agent’s termination rights, the Placing may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the H Shares.

PLACING OF NEW H SHARES

The Board is pleased to announce that on 12 November 2015, the Company and the Sole Placing Agent entered into the Placing Agreement. The principal terms of the Placing Agreement are set out below.

THE PLACING AGREEMENT

Date

12 November 2015

Parties

(1) The Company; and

(2) The Sole Placing Agent.

Placing Shares

780,000,000 new H Shares of RMB1.00 each in the share capital of the Company will be issued by the Company pursuant to the terms and subject to the conditions set out in the Placing Agreement.

The 780,000,000 H Shares to be placed under the Placing Agreement represent approximately 19.90% of the existing number of H Shares in issue (being 3,920,383,440 H Shares as at the date of this announcement), and approximately 5.13% of the number of total issued Shares and approximately 16.59% of the number of H Shares as enlarged by the allotment and issue of the Placing Shares. The nominal value of each Placing Share under the Placing will be RMB1.00, and the aggregate nominal value of the Placing Shares under the Placing will be RMB780,000,000.

The Placing

The Company has agreed to issue the Placing Shares, and the Sole Placing Agent has agreed, as the agent of the Company, to procure Placees on a fully underwritten basis to subscribe for the Placing Shares at the Placing Price and on the terms and subject to the conditions set out in the Placing Agreement.

The Placing Shares will be allotted and issued pursuant to the General Mandate, and will be allotted to six to ten Placees.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Sole Placing Agent and its ultimate beneficial owners are not connected persons of the Company or its connected persons.

The Placees

The Sole Placing Agent will place the Placing Shares at the Placing Price (exclusive of brokerage, the Hong Kong Stock Exchange trading fees and SFC transaction levy as may be payable by the Placees) to no fewer than six but no more than ten Placees who are independent professional, institutional or other investors on the terms and conditions of the Placing Agreement. To the best knowledge, information and belief of the Company, none of the Placees and their beneficial owners is a connected person (as defined in the Listing Rules) of the Company. It is expected that none of the Placees will become a substantial shareholder of the Company immediately after the Completion.

Placing Price

The Placing Price of HK$7.32 per Placing Share represents:

(a)
a discount of approximately 16.6% to the average closing price of approximately HK$8.78 per H Share as quoted on the Stock Exchange for the last thirty consecutive trading days up to and including 12 November 2015, being the last trading day before the publication of this announcement;

(b)
a discount of approximately 10.1% to the average closing price of the H Shares of approximately HK$8.14 per H Share quoted on the Stock Exchange for the last five consecutive trading days up to and including 12 November 2015; and

(c)	a discount of approximately 9.5% to the closing price of HK$8.09 per H Share as quoted on the Stock Exchange on 12 November 2015.

The aggregate net proceeds (after deduction of the fees, commissions and expenses) from the Placing are expected to be approximately HK$5,687 million and the net Placing Price is approximately HK$7.29 per Placing Share.

The Placing Price has been negotiated and arrived at on an arm’s length basis and by reference to market conditions. The Directors are of the opinion that the Placing Price is fair and reasonable and is in the best interests of the Company and the Shareholders as a whole.

Ranking of the Placing Shares

The Placing Shares, when issued and fully paid, will rank pari passu in all respects among themselves and with the existing H Shares in issue as at the Closing Date, including the right to receive all dividends and other distributions to be declared and made after the Closing Date.

Lock-up

The Company undertakes to the Sole Placing Agent that it will not and will procure that none of its subsidiaries will, issue or agree to allot or issue any H Shares (other than pursuant to the Placing) or other securities or grant or agree to grant any options, convertible bonds or securities, warrants or other rights to subscribe for H Shares or other securities or to repurchase any securities of the Company, for the period commencing from the date of the Placing Agreement and ending 90 days from the Closing Date unless with the prior written consent of the Sole Placing Agent.

Conditions

Completion of the Placing is conditional upon the fulfilment or waiver of the following conditions:

(a)
all necessary approvals and consents from the Shareholders and the Board and PRC authorities (including such approvals from the SASAC and CSRC) having been obtained and remain in full force and effect;

(b)	the Listing Committee granting approval for the listing of, and permission to deal in, the Placing Shares on the Stock Exchange; and

(c)	the Sole Placing Agent receiving on the Closing Date, in form and substance satisfactory to the Sole Placing Agent, a PRC legal opinion from the PRC counsel to the Company.

If the conditions are not fulfilled or waived by the Sole Placing Agent at or before 10:00 a.m. on the Closing Date, the Placing Agreement shall terminate and neither the Company nor the Sole Placing Agent shall be liable to the other or have any claim against the other for damages, compensation or otherwise, save and except any liability for antecedent breaches of either party or as stipulated in the Placing Agreement.

Termination

If at any time at or prior to 12:00 noon on the Closing Date:

(a)
there shall have been since the date of the Placing Agreement such a change in local, national or international monetary, financial, political or economic conditions or taxation or exchange controls or any suspension or limitation of trading of the Company’s shares or securities on the Stock Exchange, NYSE, or the Shanghai Stock Exchange or any general moratorium on commercial banking activities in Hong Kong, London, European Union, the PRC or New York declared by the relevant authorities or any material disruption in commercial banking or securities settlement or clearance services as in the sole opinion of the Sole Placing Agent would be likely to prejudice materially the consummation of the Placing; or

(b)
any breach of any of the representations and warranties set out in the Placing Agreement or any event has occurred or any matter has arisen on or after the date of the Placing Agreement and prior to the Closing Date which would render any of such representations and warranties untrue or incorrect or there has been a material breach by the Company of any other provision of the Placing Agreement; or

(c)
there is any adverse change or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business, stockholders’ equity or in the financial or trading position of the Company and/or its subsidiaries which in the sole opinion of the Sole Placing Agent is material in the context of the Placing; or

(d)
any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the sole opinion of the Sole Placing Agent has or is likely to have a material adverse effect on the general affairs, condition, results of operations or prospects, management, business, stockholders’ equity or in the financial or trading position of the Company and/or of the Group as a whole or which is otherwise material in the context of the Placing; or

(e)
any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange, the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the London Stock Exchange, NYSE or Nasdaq due to exceptional financial circumstances at any time prior to the Closing Date; or

(f)
any local, national, regional or international event or circumstances in the nature of force majeure (including without limitation any outbreak or escalation of hostilities or act of terrorism) involving Hong Kong, the United Kingdom, the European Union (as a whole), the PRC or the United States or the declaration by Hong Kong, the United Kingdom, the European Union, the PRC or the United States of a national emergency or war, then and in any such case, the Sole Placing Agent may, after consultation with the Company, terminate the Placing Agreement without liability to the Company by giving notice in writing to the Company, provided that such notice is received on or prior to the Closing Date.

Completion

Subject to the conditions mentioned above, the Completion of the Placing shall take place on the Closing Date or such later time and/or date as the Company and the Sole Placing Agent may agree in writing.

As Completion is subject to the satisfaction of certain conditions precedent and the Sole Placing Agent’s termination rights, the Placing may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the H Shares.

GENERAL MANDATE TO ISSUE THE PLACING SHARES

The Placing Shares will be issued under the General Mandate. Under the General Mandate, the Company is authorised to issue a maximum of 2,100,000,000 A Shares and/or 784,076,688 H Shares, representing 20.00% of the total amount of the A Shares and H Shares in issue, respectively, as at 25 June 2015, being the date of the AGM. As at 25 June 2015, the issued share capital of the Company comprised 10,500,000,000 A Shares and 3,920,383,440 H Shares. As at the date of this announcement, no A Shares or H Shares have been issued under the General Mandate and the number of H Shares that may be issued under the General Mandate is 784,076,688.

REASONS FOR THE PLACING AND USE OF PROCEEDS FROM THE PLACING

On the assumption that all Placing Shares are fully placed, the aggregate gross proceeds from the Placing are expected to be approximately HK$5,710 million and the aggregate net proceeds (after deduction of the fees, commissions and expenses) from the Placing are expected to be approximately HK$5,687 million. The net proceeds from the Placing are intended to be used for repaying the bank loans and supplementing the working capital of the Company.

The Placing will further optimise the capital structure and financial structure of the Company. Further, the Company will be able to enrich its shareholder base by attracting a number of high calibre investors to participate in the Placing. The Directors are of the opinion that the terms of the Placing Agreement, including but not limited to the Placing Price, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

During the past 12 months immediately preceding the date of this announcement, the Company has conducted the following equity fund raising activity:

Date of announcement	Event	Net proceeds	Intended use of net proceeds	Actual use of net proceeds

6 November 2014	Placing of 365,000,000 new H Shares at a price of HK$8.60 per Share under the general mandate granted to the Directors at the annual general meeting of the Company held on 26 June 2014	Approximately HK$3,094 million	To supplement the working capital of the Company	All used as intended

Save as disclosed above, the Company has not conducted any other equity fund raising activities involving the issue of equity securities during the past 12 months immediately preceding the date of this announcement.

EFFECT OF THE PLACING ON THE SHAREHOLDING STRUCTURE

The existing shareholding structure of the Company and the effect of the Placing on the shareholding structure of the Company upon completion of the Placing is set out below.

Name of Shareholder	Immediately before the Placing (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares	Immediately after the Placing assuming the Placing Shares are fully placed (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares

A SHARES
Huaneng International Power Development Corporation (“HIPDC”) Note 1	5,066,662,118	48.25	35.14	5,066,662,118	48.25	33.33
China Huaneng Group Note 2	1,629,264,402	15.52	11.29	1,629,264,402	15.52	10.72
Other A Shareholders	3,804,073,480	36.23	26.38	3,804,073,480	36.23	25.03

Total Issued A Shares	10,500,000,000	100.00	72.81	10,500,000,000	100.00	69.08

H SHARES
China Huaneng Group Note 3	472,000,000	12.04	3.27	472,000,000	10.04	3.11
Other H Shareholders	3,448,383,440	87.96	23.92	4,228,383,440	89.96	27.82

Total Issued H Shares	3,920,383,440	100.00	27.19	4,700,383,440	100.00	30.92

TOTAL ISSUED SHARES	14,420,383,440		100.00	15,200,383,440		100.00

1	China Huaneng Group holds 67.75% direct equity interest and an additional 5% indirect equity interest in HIPDC.

2	Of the 1,629,264,402 A Shares, China Huaneng Group held 74,139,853 A Shares through its controlling subsidiary, China Huaneng Finance Co., Ltd.

3	China Huaneng Group held 472,000,000 H Shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

4
Immediately after the Placing (assuming the Placing Shares are fully placed), China Huaneng Group and its controlling subsidiaries (as mentioned in Notes 1-3) will hold an aggregate of 7,167,926,520 Shares, representing approximately 47.16% of the total issued Shares of the Company.

5	The percentages set out herein represent the rounding of figures to two decimal places.

REGULATORY AND CORPORATE APPROVALS

Approvals from SASAC and CSRC have been obtained for the Placing. According to the CSRC Approval, the Company may issue not more than 780,000,000 new H Shares.

The Placing Shares will be issued by the Company pursuant to the General Mandate, and the Board has approved the Placing of 780,000,000 new H Shares under the General Mandate. All necessary corporate approvals and relevant Board approval in relation to the Placing have been obtained. The Placing is not subject to the approval of the Shareholders.

APPLICATION FOR LISTING

Application will be made to the Listing Committee for the listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AGM”	the 2014 annual general meeting of the Company held on 25 June 2015;

“A Share(s)”	ordinary share(s) of the Company with a nominal value of RMB1.00 each, which are subscribed for or credited as fully paid in RMB and listed and traded on the Shanghai Stock Exchange;

“associates”	has the meaning ascribed to it under the Listing Rules;

“Board”	the board of directors of the Company;

“Business Day”	any day (excluding Saturdays) on which banks generally are open for business in Hong Kong;

“Closing Date”	means 20 November 2015 or such later time and/or date as the Company and the Sole Placing Agent may agree in writing;

“Company”	Huaneng Power International, Inc., a joint stock limited company incorporated in the PRC with limited liability;

“Completion”	completion of the Placing under the Placing Agreement;

“CSRC”	China Securities Regulatory Commission;

“CSRC Approval”	the approval received by the Company on 4 November 2015 from the CSRC, approving the issue and allotment of up to 780,000,000 H Shares by the Company;

“Directors”	the directors of the Company;

“General Mandate”	the general mandate for the Company to allot and issue Shares authorised by the Shareholders at the AGM;

“Group”	the Company and its subsidiaries;

“H Share(s)”	ordinary shares of the Company with a nominal value of RMB1.00 each, which are listed and traded on the Stock Exchange;

“HK$” or “$”	Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Committee”	listing committee appointed by the Stock Exchange for considering applications for listing and the granting of listing of the Placing Shares on the Stock Exchange;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“NYSE”	the New York Stock Exchange;

“Placees”	any professional, institutional or other investor procured by or on behalf of the Sole Placing Agent to subscribe for any of the Placing Shares;

“Placing”	the offer by way of a private placing of the Placing Shares by or on behalf of the Sole Placing Agent to selected Placees on the terms set out in the Placing Agreement;

“Placing Agreement”	the placing agreement dated 12 November 2015 entered into between the Company and the Sole Placing Agent;

“Placing Shares”	up to 780,000,000 H Shares to be allotted and issued by the Company, representing approximately 5.41% of the total issued share capital of the Company as at the date of this announcement;

“Placing Price”	HK$7.32 per Placing Share (which excludes any brokerage, SFC transaction levy and Stock Exchange trading fee payable by the Placees);

“PRC”	the People’s Republic of China, for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	the lawful currency of the People’s Republic of China;

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council;

“SFC”	Securities and Futures Commission of Hong Kong;

“Share(s)”	the A Share(s) and H Share(s);

“Shareholder(s)”	holder(s) of the Share(s);

“Sole Placing Agent”	CLSA Limited (中信里昂證券有限公司), being the sole placing agent for the Placing;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules;

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules;

“%”	per cent.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

Beijing, the PRC
13 November 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  November 13, 2015